RANI THERAPEUTICS HOLDINGS, INC.

2051 Ringwood Avenue

San Jose, California 95131

August 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams

Alan Campbell

Re:	Rani Therapeutics Holdings, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-266444

Ladies and Gentlemen:

The undersigned registrant hereby respectfully advises the Staff that it is withdrawing its previous request that the above-referenced Registration Statement be declared effective on Thursday, August 11, 2022. The registrant hereby undertakes to advise the Staff regarding any future acceleration request as soon as possible.

[Signature page follows]

Very truly yours,

Rani Therapeutics Holdings, Inc.

/s/ Eric Groen
By:	Eric Groen
Title:	General Counsel

cc:

Josh Seidenfeld, Cooley LLP

John McKenna, Cooley LLP

[Signature Page to Acceleration Request]